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                             May 13, 2020

       Tim Murphy
       Chief Financial Officer
       Repay Holdings Corp.
       3 West Paces Ferry Road
       Suite 200
       Atlanta, GA 30305

                                                        Re: Repay Holdings
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed on May 6,
2020
                                                            CIK No. 0001720592

       Dear Mr. Murphy:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at (202) 551-3314 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Heather Ducat, Esq.